Exhibit 99.48

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address oflssuer:

mCloud Technologies Corp. (the "Company")

550-510 Burrard Street

Vancouver, British Columbia V6C 3A8 Canada

2.	Date of Material Change:

April 17, 2020.

3.	News Release:

The news release was issued and disseminated on April 17, 2020 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company announced that it filed a final short form base shelf prospectus (the "Prospectus") with the securities regulatory authorities in each of the provinces of Canada. The Prospectus will allow the Company to offer from time to time, over a 25-month period, common shares, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value of up to $200 million. Should the Company offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.

5.	5.1 - Full Description of Material Change:

Please see the Company's news releases issued on April 17, 2020.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at (415) 378- 6001.

9.	Date of Report:

April 28, 2020.